SECURITY DEVICES INTERNATIONAL, INC.

                              464 Old Orchard Grove
                                Toronto, Ontario
                                 Canada M5M 2G4

                               September 18, 2007

Jay Mumford
Tara Harkins
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

      Re:   Security Devices International, Inc.
            Form SB-2
            File No. 333-143301


     Security Devices International, Inc. (the "Company") requests that the effective date of the above captioned Registration Statement be accelerated to Thursday, September 20, 2007, 10:00 a.m. Eastern time, or as soon as practicable thereafter.

     The Company understands that:

     o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     o the Company may not assert this action as defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

                                Very Truly Yours,



                                /s/ Sheldon Kales
                                -------------------------------------
                                Sheldon Kales, President